UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Aeroflex Holding Corp.
(Exact name of registrant as specified in its charter)

Delaware	001-34974	01-0899019
(State or other jurisdiction of	(Commission File Number)	(IRS Employer Identification No.)
Incorporation or organization)

35 South Service Road P.O. Box 6022, Plainview, New York	11803
(Address of principal executive offices)	(Zip Code)

Edward S. Wactlar (516) 694-6700
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Unless the context indicates otherwise, the terms “Aeroflex,” "we," “its,” "us," and "our" refer to Aeroflex Holding Corp. and its consolidated subsidiaries.

The "Conflict Minerals Rule" means, collectively, Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD.

Our Conflict Minerals Policy

We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as those occurring in the Democratic Republic of the Congo (the "DRC"). We have adopted and communicated to our suppliers and the public a company policy (the "Conflict Minerals Policy") for the supply chain of Conflict Minerals. Consistent with the Conflict Minerals Rule, “Conflict Minerals” as used herein and in the Conflict Minerals Policy are columbite-tantalite (coltan), cassiterite, gold, wolframite and their derivatives tantalum, tin and tungsten, without regard to the location of origin. The Conflict Minerals Policy includes, but is not limited to, our expectations that:

1.	the components, parts, and products supplied to us are "DRC conflict free" within the meaning of the Conflict Minerals Rule;

2.	our suppliers implement and communicate to sub-suppliers policies that are consistent with our Conflict Minerals Policy;

3.	our suppliers put in place procedures for the traceability of Conflict Minerals at least to the smelter or refiner level, working with their direct and indirect suppliers as applicable; and

4.	where possible, our suppliers source Conflict Minerals from smelters and refiners validated as being conflict free and require their direct and indirect suppliers to do the same.

Our Conflict Minerals Policy can be found at: http://www.aeroflex.com/conflict_minerals.cfm. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

Applicability of the Conflict Minerals Rule to Our Company

Our products include radio frequency and microwave integrated circuits, components and systems, and our solutions include highly specialized microelectronic components and test and measurement equipment used by companies in space, avionics, defense, commercial wireless communications, medical, and other markets. Many of the products that we manufacture or contract to manufacture contain Conflict Minerals that are necessary to the functionality or production of the products, thereby making us subject to the Conflict Minerals Rule. Through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy and encourage conflict free sourcing throughout our supply chain.

Conflict Minerals Report

The Conflict Minerals Report for the calendar year ended December 31, 2013, filed herewith as Exhibit 1.02, is available at http://www.aeroflex.com/conflict_minerals.cfm.

We have not determined that any of the necessary Conflict Minerals contained in our in-scope products, directly or indirectly, finance or benefit armed groups in the DRC or an adjoining country. The terms “armed group” and “adjoining country” are defined in the Conflict Minerals Rule.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibit Index

Item 2.01 Exhibits

Exhibit 1.02 Conflict Minerals Report for the reporting period from January 1, 2013 to December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Aeroflex Holding Corp.
(Registrant)

/s/ Edward S. Wactlar	Date: May 30, 2014
Edward S. Wactlar
Senior Vice President, General Counsel

Exhibit Index

Exhibit	Description

1.02	Conflict Minerals Report for the reporting period from January 1, 2013 to December 31, 2013.